UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, May 31, 2006

PRESS RELEASE

Signature of agreement on takeover of SNCM

Butler Capital Partners, Veolia Transport and CGMF signed agreements on the takeover of SNCM on May 31.

The agreements come under the framework of the operation to open up SNCM’s share capital, as decided by the French government at the beginning of 2005, and the plan to turn the company around. The plan provides for a return to operating breakeven in three years, to be built with the new shareholders. The main basis for the plan is that the government will recapitalize SNCM for an amount of € 142.5 million before its takeover.

The finalization of the operation mainly consists of implementing final transactions enabling Butler Capital Partners and Veolia Transport to enter into its capital and will lead to the immediate setting up of a new management structure, with a Supervisory Board and Executive Board. This will take place at the end of May or beginning of June, once the required regulatory procedures have taken place (publication of the privatization decree for SNCM and agreement of the European Commission under competition rules).

The agreement and finalization of the operation remain subject to the agreement of the European Commission under rules governing state aid.

As the new shareholders have committed to sell 9% of the shares to employees, the share capital will break down as follows by the end of the year: Butler Capital Partners, 38%; Veolia Transport, 28%, French government, 25%; employees, 9%.

Butler Capital Partners (BCP) is a private French company that is one of the leaders in capital investment in France and Europe. Over the past 15 years, BCP has built an unique level of experience in supporting companies undergoing growth or in difficulties. The companies controlled by BCP currently employ more than 10,000 people.

Veolia Transport is Europe’s leading private operator in public transportation. The company has operations in 25 countries and employs 72,000 people. It operates road, rail and maritime services under public-private partnerships. Veolia Transport will contribute expertise in contract engineering, sales and marketing, human resources, cost reductions and revenue optimization.

Veolia Transport has been developing ferry services for several years in Scandinavian countries. In the future, SNCM will become the company’s main reference in this activity and will generate new growth opportunities in the Mediterranean basin.

Veolia Environnement's transport division operates in 25 countries and employs 72,302 people. Veolia Transport made 4.35 billion euros turnover in 2005. It operates 30,800 road and rail vehicles and transports more than 2 billion passengers annually.

Veolia Environnement (Paris Euronext: VIE, and NYSE: VE) is the world leader in environmental solutions. With operations on five continents, the company provides custom solutions to industrial and municipal clients in its four complementary businesses, namely water, environmental services, energy and transport. Veolia Environnement reported revenues of 25.245 billion euros in 2005 and employs 270,000 people. www.veolia.com.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 1, 2006

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel